Exhibit 99.1

FOR IMMEDIATE RELEASE

ChemGenex to Present Pivotal Data in T315I Positive CML Patients as Oral Presentation at ASCO

MELBOURNE, Australia, and MENLO PARK, California U.S.A. (May 15th, 2009) — ChemGenex Pharmaceuticals Limited (ASX:CXS and NASDAQ:CXSP) announced today that updated clinical data from the registration-directed clinical trial of omacetaxine will be presented as an oral presentation at the forthcoming American Society of Clinical Oncology (ASCO) 45th Annual Meeting in Orlando, Florida.

Data from the pivotal study on the use of omacetaxine in chronic myeloid leukemia (CML) patients who have failed imatinib and who harbor the T315I mutation, will be given at 11:30 am on Monday 1st June, by Dr. Jorge Cortes, MD, Professor of Medicine and Deputy Chair in the Department of Leukemia at The University of Texas, MD Anderson Cancer Center.

In addition, a poster on the company’s complementary phase 2 study investigating the potential use of omacetaxine in CML patients with resistance to multiple tyrosine kinase inhibitors (TKIs), will be presented between 5-6 pm on Friday 29th May by Dr. Meir Wetzler MD, Chief of the Division of Leukemia, School of Medicine and Biomedical Sciences, University at Buffalo, Roswell Park Cancer Institute.

Commenting on today’s publication of the final program for ASCO, Greg Collier, Ph.D., Managing Director and Chief Executive Officer of ChemGenex said, “We are delighted that our late stage product candidate, omacetaxine, will be presented at a podium session during this prestigious conference.”

About Omacetaxine

Omacetaxine mepesuccinate is a first-in-class cetaxine with demonstrated clinical activity as a single agent in a range of hematological malignancies. Omacetaxine has a novel mechanism of action, and induces apoptosis by inhibition of protein synthesis, particularly Mcl-1. As omacetaxine acts independently of tyrosine kinase inhibitors, it may have a therapeutic advantage for patients who have developed resistance to TKIs. Omacetaxine is administered subcutaneously.

About ChemGenex Pharmaceuticals Limited	(http://www.chemgenex.com)

ChemGenex Pharmaceuticals is a pharmaceutical development company dedicated to improving the lives of patients by developing personalized oncology medicines. ChemGenex harnesses the power of genomics both to discover novel targets and drug compounds, and in clinical trials to develop more individualized treatment outcomes. ChemGenex’s lead compound, omacetaxine mepesuccinate, is currently in phase 2/3 clinical trials for chronic myeloid leukemia (CML). ChemGenex has a second anticancer compound, amonafide dihydrochloride (Quinamed®) which is in phase 2 clinical development for various solid cancers, and a portfolio of assets in pre-clinical development. ChemGenex currently trades on the Australian Stock Exchange under the symbol “CXS” and on NASDAQ under the symbol “CXSP”. For additional information on ChemGenex Pharmaceuticals, please visit our web site at http://www.chemgenex.com.

Details on the clinical trials can be accessed from the following websites;

http://clinicaltrials.gov/ct2/show/NCT00375219?term=homoharringtonine&rank=9 and http://www.tkiresistantcmltrials.com

Contacts

ChemGenex Information	Media Relations – Australia	Media Relations – USA
Dr. Greg Collier	Rebecca Wilson	Joan Kureczka
CEO and Managing Director	Buchan Consulting	Kureczka/Martin Associates
Cell (Australia): +61 419 897501	Tel: +61 (0)3 9866 4722	Tel: +1 415 821 2413
Cell (USA): +1 650 200 8145	Cell: + 61 (0)417 382 391

Email: collier@chemgenex.com	Email: rwilson@bcg.com.au	Email: Jkureczka@comcast.net

Safe Harbor Statement

Certain statements made herein (including for this purpose sites to which a hyperlink has been provided) that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability to successfully market products in the clinical pipeline, the ability to advance promising therapeutics through clinical trials, the ability to establish our fully integrated technologies, the ability to enter into additional collaborations and strategic alliances and expand current collaborations and obtain milestone payments, the suitability of internally discovered genes for drug development, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the United States, changes in tax and other laws, changes in competition and the loss of key personnel. These statements are based on our management’s current expectations and are subject to a number of uncertainties that could change the results described in the forward-looking statements.  Investors should be aware that there are no assurances that results will not differ from those projected.

Level 4, 199 Moorabool St, Geelong, Victoria 3220, Australia   Telephone: +61 3 5223 9900   Facsimile: +61 3 5229 0100

Email: chemgenex@chemgenex.com   ABN 79 000 248 304

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